POLYMET MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 July 2006

U.S. Funds

Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
Interim Consolidated Balance Sheets
As at 31 July and January 31
All figures in Thousands of U.S. Dollars

	31 July	31 January
	2006	2006
ASSETS	(unaudited)
Current
Cash	17,305	11,671
Accounts receivable and advances	76	41
Prepaid expenses	48	75
	17,429	11,787
Property, Plant and Equipment (Notes 4 and 5)	14,413	14,247
	31,842	26,034

LIABILITIES
Current
Accounts payable and accrued liabilities	333	1,669
Due to related parties	22	48
Current portion of long term debt (Note 6)	1,000	1,000
	1,355	2,717

Long term
Long term debt (Note 6)	1,006	1,420
Asset retirement obligation (Note 7)	2,571	2,510
	4,932	6,647

Contingent Liabilities and Commitments (Note 11)

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	64,454	49,023
Contributed Surplus – (Note 8d)	9,967	4,431
Deficit	(47,511)	(34,067)
	26,910	19,387
	31,842	26,034

ON BEHALF OF THE BOARD:

____________________________ Director

____________________________ Director

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Shareholders’ Equity

All figures in Thousands of U.S. Dollars

	Common Shares

	Authorized			Share	Contributed
	Shares	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,138)	1,759
Shares allotted for exercise of warrants	-	224,925	26	-	-	-	26
Shares allotted for bonus	-	1,590,000	234	-	-	-	234
Balance – 31 January 2005 – Shares issued and allotted	Unlimited	57,128,578	18,388	763	1,006	(18,138)	2,019
Loss for the year	-	-	-	-	-	(15,929)	(15,929)
Reverse shares allotted for exercise of warrants	-	(224,925)	(26)	-	-	-	(26)
Reverse shares allotted for bonus	-	(1,590,000)	(234)	-	-	-	(234)
Issuance of shares for exercise of warrants	-	224,925	26	-	-	-	26
Issuance of shares for bonus	-	1,590,000	234	-	-	-	234
Shares issued for cash:
Private placements	-	28,494,653	20,389	(763)	-	-	19,626
Share issuance costs	-	-	(909)	-	-	-	(909)
Exercise of warrants	-	5,700,628	3,296	-	-	-	3,296
Exercise of options	-	1,795,852	197	-	-	-	197
Shares issued for finders’ fee	-	852,915	617	-	-	-	617
Non-cash share issuance costs	-	-	(617)	-	-	-	(617)
Shares issued for property	-	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	-	3,523	-	3,523
Fair value of stock options exercised	-	-	98	-	(98)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	49,023	-	4,431	(34,067)	19,387
Loss for the six month period	-	-	-	-	-	(13,444)	(13,444)
Shares issued for cash:
Exercise of warrants	-	14,662,703	14,310	-	-	-	14,310
Exercise of options	-	1,520,000	537	-	-	-	537
Stock-based compensation	-	-	-	-	6,120	-	6,120
Fair value of stock options exercised	-	-	584	-	(584)	-	-
Balance – 31 July 2006 – Shares issued (unaudited)	Unlimited	116,355,876	64,454	-	9,967	(47,511)	26,910

Figures since 31 January 2006 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Loss
For the Periods Ended 31 July
All figures in Thousands of U.S. Dollars except per share amounts

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pre-feasibility Costs

See Schedule 1	2,793	1,167	6,246	3,075

General and Administrative
Administration fees and wages	61	55	118	98
Amortization	2	1	3	2
Conferences	12	-	23	-
Consulting fees	195	60	263	80
Insurance	8	17	16	18
Investor relations and financing	16	12	25	37
Management fees	31	26	91	53
Office and telephone	40	24	60	36
Professional fees	117	25	186	32
Rent	25	15	32	32
Shareholders’ information	27	39	72	37
Stock-based compensation expense	4,168	130	6,120	317
Transfer agent and filing fees	68	10	92	15
Travel	149	100	225	133
	4,919	514	7,326	890

Other Expenses (Income)
Interest income, net	(166)	(12)	(229)	(25)
Loss (gain) on foreign exchange conversion	236	(73)	114	(57)
Rental income	(13)	-	(13)	-
	57	(85)	(128)	(82)

Loss for the Period	7,769	1,596	13,444	3,883

Deficit – Beginning of the Period	39,742	20,424	34,067	18,137

Deficit – End of the Period	47,511	22,020	47,511	22,020

Loss per Share	(0.07)	(0.02)	(0.12)	(0.06)

Weighted Average Number of Shares	115,973,335	67,152,335	110,744,153	64,489,269

- See Accompanying Notes -

PolyMet Mining Corp.
Interim Consolidated Statements of Cash Flows
For the Periods Ended 31 July
All figures in Thousands of U.S. Dollars

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2006	2005	2006	2005

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities
Loss for the period	(7,769)	(1,596)	(13,444)	(3,883)
Adjustments to reconcile loss to net cash
Amortization	1	1	3	2
Stock-based compensation	4,168	130	6,120	316
Changes in current assets and liabilities
Accounts receivable and advances	(38)	6	(35)	17
Prepaid expenses	(22)	(14)	27	225
Accounts payable and accrued liabilities	(136)	119	(1,362)	(167)
Net cash used in operating activities	(3,796)	(1,354)	(8,691)	(3,490)

Financing Activities
Share capital, net	4,240	22	14,847	3,975
Restricted cash	-	22	-	22
Long term debt	(250)	-	(500)	-
Net cash provided by financing activities	3,990	44	14,347	3,997

Investing Activities
Purchase of property, plant and equipment	(16)	(4)	(22)	(4)
	(16)	(4)	(22)	(4)

Net Increase (Decrease) in Cash	178	(1,314)	5,634	503

Cash – Beginning of Period	17,127	2,328	11,671	511

Cash – End of Period	17,305	1,014	17,305	1,014

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Interim Consolidated Schedule of Pre-Feasibility Costs
For the Periods Ended 31 July
All figures in Thousands of U.S. Dollars

	Three	Three	Six	Six
	months	months	months	months
	ended	ended	ended	ended
	31 July	31 July	31 July	31 July
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Direct
Camp and general	54	12	121	19
Consulting fees	274	216	489	301
Drilling	22	140	78	1,693
Engineering	190	168	403	192
Environmental	943	440	2,656	641
Geological and geophysical	16	16	51	29
Insurance	11	-	22	-
Land lease, taxes and licenses	-	-	83	-
Metallurgical	269	17	277	20
Mine planning	865	14	1,707	36
Permitting	-	-	2	-
Plant maintenance and repair	115	-	189	-
Sampling	34	144	168	144

Total Costs for the Period	2,793	1,167	6,246	3,075

- See Accompanying Notes -

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

1.	Nature of Business

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

As at 31 July 2006, the Company has no properties under development and to date has not generated any operating revenues. Consequently, it is considered to be in the exploration stage.

2.	Significant Accounting Policies

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2006.

3.	Fair Value of Financial Instruments

The carrying value of cash, miscellaneous receivables, accounts payable and current portion of long-term debt approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1.5 million. All lease payments have been paid or accrued to 31 July 2006. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

5.	Property, Plant and Equipment

Details are as follows:

			31 July	31 January
			2006	2006
		Accumulated	Net Book	Net Book
31 July 2006	Cost	Amortization	Value	Value
NorthMet Project	14,390	-	14,390	14,226
Computers	15	4	11	14
Furniture and equipment	13	4	9	7
Vehicles	3	-	3	-
	14,421	8	14,413	14,247

Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Company’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

On 15 November 2005 the Company completed the acquisition under the Asset Purchase Agreement. The property, plant and equipment assets now owned by the Company include land, crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure. The final allocation of the purchase price has not yet been agreed to between the parties.

As the assets are not in use, no amortization of these assets has been recorded to 31 July 2006. The consideration for the Asset Purchase Agreement was $3.4 million in cash ($1.5 million paid) and the issuance of 6,200,547 common shares (issued on 15 November 2005 at fair market value of $7.6 million) in the capital stock of the Company. The remaining cash component will be paid in quarterly installments of $250,000 plus interest (Note 6). Interest accrued in the amount of $86,000 has been capitalized as part of the cost of the NorthMet Project assets.

The Company has assumed certain ongoing site-related environmental and reclamation obligations. These environmental and reclamation obligations are presently contracted under the terms of the Purchase Agreement with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $2.6 million (Note 7) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

Under the terms of the agreement Cliffs will have the right to participate on a pro-rata basis in future cash equity financings.

6.	Long Term Debt

Pursuant to the Asset Purchase Agreement (Note 5) the Company signed a note payable to Cliffs in the amount of $2.4 million. The note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments of $250,000 plus interest. As at 31 July 2006 the outstanding long term debt was as follows:

	Six
	months	Year
	ended	ended
	31 July	31 January
	2006	2006

Note payable	2,000	2,400
Accrued interest	6	20
Total debt	2,006	2,420
Less current portion	(1,000)	(1,000)

Long term debt	1,006	1,420

7.	Asset Retirement Obligation

As part of the consideration for the Asset Purchase Agreement (Note 5), the Company assumed, under contract to Cliffs, the liability for final reclamation and closure of the mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 July 2006 and Canadian generally accepted accounting principles. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimates are based upon a 31 July 2006 liability estimate of $12.5 million, an annual inflation rate of 3.80%, a discount rate of 9.00% and a mine life of 28.5 years, commencing in mid-2008 and a reclamation period of 3 years. Accretion of the liability until the commencement of commercial production will be capitalized to the NorthMet Project assets.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

8.	Share Capital

Shares have been issued and stock options and warrants have been priced in Canadian funds. In the notes below, the US dollar option exercise prices are translated from Canadian funds at the exchange rate on 31 July 2006.

a)

Share issuances during the six month period included warrant exercises for 14,662,703 shares at prices between Cdn$0.20 and Cdn$2.00 (US$0.177 and US$1.77), for total proceeds of $14.3 million. There were 1,520,000 options exercised at prices between Cdn$0.21 and Cdn$1.36 (US$0.186 and US$1.20), for total proceeds of $0.5 million.

b)

The Company has a stock option plan that covers its employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the six month period, the Company granted 3,525,000 options. The maximum number of common shares under the stock option plan is 10% of the outstanding common shares of the Company at the time of granting of the options.

Details of stock option activity is as follows:

	Six
	months	Year
	ended	ended
	31 July	31 January
	2006	2006

Outstanding - Beginning of period	6,783,700	4,999,552
Granted	3,525,000	3,580,000
Exercised	(1,520,000)	(1,795,852)

Outstanding - End of period	8,788,700	6,783,700

As at 31 July 2006, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price	Exercise Price
Expiry Date	(US)	(Cdn)	Number
	$	$
18 July 2008	0.09	0.10	328,700
03 October 2008	0.11	0.13	150,000
01 March 2009	0.35	0.40	250,000
28 April 2009	0.66	0.75	150,000
05 July 2009	0.58	0.66	1,175,000
18 October 2009	0.70	0.79	50,000
30 March 2010	0.57	0.65	425,000
1 May 2010	0.75	0.85	350,000
15 June 2010	0.83	0.94	40,000
19 September 2010	1.20	1.36	1,790,000
24 October 2010	1.06	1.20	280,000
5 December 2010	1.02	1.15	275,000
20 March 2011	2.44	2.76	3,200,000
19 June 2011	2.63	2.97	325,000
			8,788,700

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

As at 31 July 2006 all options had vested and were exercisable, with the exception of the 325,000 options granted on 19 June 2006 which do not vest until 19 October 2006.

c)	Stock-Based Compensation

During the six month period ended 31 July 2006, the Company granted 3,525,000 options to directors, officers, consultants and employees with exercise prices between Cdn$2.76 and Cdn$2.97 (US$2.44 and US$2.63) per option. The fair value of stock-based compensation in the amount of $6,120,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	4.29%
Expected dividend yield	Nil
Expected stock price volatility	98.82%
Expected option life in years	5

The weighted average fair value of the options granted was Cdn$2.78.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	Six
	months	Year
	ended	ended
	31 July	31 January
	2006	2006
Balance – Beginning of period	4,431	1,006
Current year fair value of stock-based compensation	6,120	3,523
Fair value of stock options exercised during the period and
transferred to share capital	(584)	(98)
Balance – End of period	9,967	4,431

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	Six
	months	Year
	ended	ended
	31 July	31 January
	2006	2006
Outstanding – Beginning of period	14,663	5,841
Issued	-	15,175
Exercised	(14,663)	(5,925)
Expired	-	(428)
Outstanding – End of period	-	14,663

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	Six	Six
	months	months
	ended	ended
	31 July	31 July
	2006	2005
Consulting fees	82	45
Legal fees	47	-
	129	45

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

10.	Segmented Information

The Company is in the pre-feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

	Canada	U.S.	Consolidated
31 July 2006	$	$	$
Segment operating loss	7,084	6,360	13,444
Identifiable assets	17,276	14,566	31,842

	Canada	U.S.	Consolidated
31 July 2005	$	$	$
Segment operating loss	698	3,186	3,884
Identifiable assets	965	841	1,806

11.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for directors, key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 July 2005, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of Cdn$0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued – Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii)
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2006, the Company accrued a Cdn$302,000 ($234,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

PolyMet Mining Corp.

Notes to Consolidated Financial Statements
31 July 2006
Tabular amounts in Thousands of U.S. Dollars, except for price per share
Unaudited – prepared by management

	(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

	(iii)	Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable.

	(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 through 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and severance as described in paragraph b) below.

b)

As a part of certain employment and management contracts, the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share.

The severance payments would be as follows:

Market Capitalization
(Cdn$)
Less than 50 million	Nil
Between 50 and 75 million	200
Between 75 and 100 million	400

Thereafter severance payments increase by Cdn$600,000 for every additional Cdn$25 million of implied market capitalization, with no maximum.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 5), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

12.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions and has announced the following developments after 31 July 2006:

	a)	The Company issued 478,000 common shares pursuant to the exercise of stock options at prices between Cdn$0.10 and Cdn$0.13 (US$0.09 and US$0.11) per share.

b)

The Company cancelled stock options to purchase 400 shares of common stock at Cdn$0.10 (US$0.09) that had not been exercised by Directors and stock options to purchase 300 shares of common stock at Cdn$0.10 (US$0.09) that had been held by a former Director.